Mail Stop 4561

September 22, 2005

VIA U.S. MAIL AND FAX (407)835-3232

Clark Hettinga
Chief Financial Officer
CNL Retirement Properties, Inc
450 South Orange Avenue
Orlando, Florida 32801


Re:	CNL Retirement Properties, Inc
	Form 10-K for Fiscal Year Ended
	December 31, 2004
	Filed March 10, 2005
	File No. 000-32607

Dear Mr. Hettinga:

      We have reviewed your filing and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Financial Statements

Consolidated Statements of Income, page 33
1. Explain to us how you determined that your Seniors` Housing and Medical Office Buildings facilities do not represent separate reportable segments under SFAS 131.


Note 2 - Summary of Significant Accounting Policies

Intangible Lease Costs, page 38
2. Advise us how renewal terms are considered in your accounting policy for amortizing below-market leases.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


You may contact Robert Telewicz, Staff Accountant, at (202) 551-
3438
or the undersigned at (202) 551-3413 if you have questions.



Sincerely,



Cicely Luckey
Accounting Branch Chief




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Clark Hettinga
CNL Retirement Properties, Inc.
September 22, 2005
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